Exhibit 99.(14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated February 26, 2026, relating to the financial statements and financial highlights of Lazard US High Yield Portfolio, a series of The Lazard Funds, Inc., appearing in Form N-CSR of The Lazard Funds, Inc. for the year ended December 31, 2025. We also consent to the references to us under the headings “Additional Information About the Portfolios” and “Experts” in the Combined Information Statement/Prospectus and “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

June 30, 2026